United States Cellular Corporation
8410 West Bryn Mawr, Suite 700
Chicago, IL 60631
Telephone: 773-399-8900
Fax: 773-399-8959

February 19, 2008

Ms. Kathleen Krebs
Special Counsel
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

RE:	United States Cellular Corporation Definitive Schedule 14A Filed April 25, 2007 Files No. 1-09712

Dear Ms. Krebs:

Reference is made to your letter dated January 2, 2008, to Mr. Steven T. Campbell, Executive Vice President – Finance, Chief Financial Officer and Treasurer of United States Cellular Corporation (“U.S. Cellular” or “Company”), regarding the comments of the Staff of the Securities and Exchange Commission (“SEC” or “Commission”) on the above-referenced filing, and the Company’s letter dated January 16, 2008 responding to such comments (the “January 16, 2008 Response Letter”).

Subsequently, on February 12, 2008, Alfred N. Sacha of Sidley Austin LLP, the Company’s principal legal counsel, had further discussions with Ms. Kathleen Krebs and Ms. Pam Howell of the Staff. Pursuant to such further discussions, this letter is being submitted to clarify the Company’s response to Comment 2 in the January 16, 2008 Response Letter, as follows.

In addition to disclosing the information described in the response to Comment 2 in the January 16, 2008 Response Letter, in future filings, the Company undertakes to identify in the Compensation Disclosure and Analysis the names of each of the component companies that the Company, including any officer or committee involved in compensation decisions, receives or considers in the benchmarking of compensation of executive officers. However, to the extent that the Company only receives and considers the aggregate results of the benchmark survey prepared by its compensation consultant and does not receive and consider the identities of the individual component companies that are included in the benchmarking survey, the Company will disclose this fact and explain why it does not receive and consider the names of the component companies.

        In connection with responding to the Staff’s comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Alfred N. Sacha of Sidley Austin LLP at (312) 853-2939.

Sincerely, United States Cellular Corporation

By:	/s/ Steven T. Campbell

Steven T. Campbell Executive Vice President - Finance, Chief Financial Officer and Treasurer